Exhibit 3.1(c)

August 6, 2008

Third Amended Exhibit 3.1

MEMBERS OF THE COMPANY; CAPITAL CONTRIBUTIONS

Members	Class A Units (1)	Class B-1 Units (1)	Class B-2 Units (2)	Class C Units (1)	Percentage Interests (Class B Units only)
USPB	94,680,681	10,664,475			54.7612%
NBPCo Holdings	31,553,956	3,810,044			19.5643%
MillerCo		2,247,619			11.5413%
Miller	6,057,143		609,524	609,524	3.1299%
KleinCo		1,123,810			5.7707%
Klein	3,028,571			304,762	0%
SmithCo	1,514,286	714,286			3.6678%
TMKCo			304,762		1.5649%
Total	136,834,637	18,560,234	914,286	914,286	100.00%

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(1)	Initial Capital Contribution is equal to an amount in U.S. Dollars equal to the number of Units of such Class and the number of units issued with respect to the Brawley transaction.
(2)	Initial Capital Contribution with respect to Class B-2 Units is zero.